02058795

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i)
OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS
ARE BEING FILED IN PAPER.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

CWABS, INC.
(Exact Name of Registrant as Specified in Charter)

0001021913
(Registrant CIK Number)

Form 8-K for September 18, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-73712
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

5252636v2

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pasadena, State of California, on September 18, 2002.

CWABS, INC.

By: [signature]
Celia Coulter
Vice President

Exhibit Index

Exhibit		Page
99.1	Computational Materials Prepared by Countrywide Securities Corporation	5

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i)
OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS
ARE BEING FILED IN PAPER.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION

for

CWABS, INC.

CWABS, Inc.
Asset Backed Certificates,
Series 2002-S3

5252636v2

ABS New Transaction

Computational Materials

$650,000,000
(Approximate)

CWABS, Inc.
Depositor

ASSET BACKED CERTIFICATES, SERIES 2002-S3

Countrywide
HOME LOANS
Seller and Master Servicer

The attached tables and other sample pool analyses, together with all other information presented herein (the ***"Computational Materials"***) are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation (***"Countrywide Securities"***) and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities. account representative.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Term Sheet *Date Prepared: September 17, 2002*

$650,000,000 (APPROXIMATE)

CWABS ASSET-BACKED CERTIFICATES, SERIES 2002-S3

Class	Principal Amount [1]	WAL (Years) Call/Mat [2][3]	Payment Window (Mos) Call/Mat [3]	Expected Ratings (S&P/Moody's)	Last Scheduled Distribution Date	Certificate Type
A-1	371,800,000	1.00 / 1.00	1- 28	AAA/Aaa	June 2017	Floating Rate Senior
A-2	107,250,000	3.00 / 3.00	28 -49	AAA/Aaa	June 2017	Fixed Rate Senior
A-3	48,425,000	5.00 / 5.04	49-73 /49- 81	AAA/Aaa	June 2017	Fixed Rate Senior
A-4	16,900,000	6.07 / 10.89	73-73 / 81 -356	AAA/Aaa	May 2032	Fixed Rate Senior
A-5	65,000,000	5.44 / 6.26	39 -73 / 39 -177	AAA/Aaa	May 2032	Fixed Rate NAS
A-IO	650,000,000[4]			AAA/Aaa		Interest Only Senior
M-1	34,125,000	4.23 /4.71	37-73 / 37-356	AA/Aa2	May 2032	Fixed Rate Subordinate
M-2	6,500,000	4.20 / 4.68	37-73 / 37-356	A/A2	May 2032	Fixed Rate Subordinate
Total[5]:	$650,000,000					

(1) The principal balance of each Class of Certificates is subject to a +/- 10% variance.
(2) The Certificates are priced to call. The fixed rate coupons on the Class A-3, Class A-4 and Class A-5 Certificates each increase by 0.50% after the Clean-up Call date.
(3) Calculated based on an assumed CPR equal to 30%. Actual rates may vary.
(4) Notional balance.
(5) Excludes the Class A-IO notional balance.

Transaction Participants

Trust: Asset-Backed Certificates, Series 2002-S3.

Depositor: CWABS, Inc. (a limited purpose finance subsidiary of Countrywide Credit Industries Inc.).

Seller: Countrywide Home Loans, Inc. (***"Countrywide"***).

Master Servicer: Countrywide Home Loans Servicing LP an affiliate of the Seller.

Underwriters: Countrywide Securities Corporation (Lead Manager), Lehman Brothers Inc. (Co-Manager), and Morgan Stanley & Co. Incorporated (Co-Manager).

Pool Policy Provider: Old Republic Insurance Company ("Old Republic").

Trustee/Custodian: The Bank of New York, a New York banking corporation.

Relevant Dates

Expected Pricing Date:	September [20], 2002.
Expected Closing Date:	September [30], 2002.
Expected Settlement Date:	September [30], 2002.
Sample Pool Calculation Date:	September 1, 2002.
Cut-off Date:	For each Mortgage Loan delivered to the Trust on the Closing Date, the later of September 1, 2002, or the origination date of such Mortgage Loan. For each Subsequent Mortgage Loan, the later of the first day of the month in which the Subsequent Mortgage Loan is delivered to the Trust, or the origination date of such Subsequent Mortgage Loan.
Interest Accrual Period:	The "***Interest Accrual Period***" for each Distribution Date with respect to the Certificates (other than the Class A-1 Certificates) will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 day basis). The Interest Accrual Period for each Distribution Date with respect to the Class A-1 Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 day basis).
Distribution Dates:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in October 2002.

The Collateral

Mortgage Loans:	As of the Sample Pool Calculation Date, the aggregate principal balance of the Mortgage Loans was approximately $302,310,351 (the "Sample Pool"), all of which were fixed rate, closed-end, second lien Mortgage Loans (the "***Mortgage Loans***"). It is expected that (a) additional Mortgage Loans will be delivered to the Trust on the Closing Date and (b) certain Mortgage Loans may be pre-paid, become ineligible for transfer to the trust or may otherwise be deleted from the Sample Pool and therefore will not be delivered to the Trust on the Closing Date. However, it is not expected that the characteristics of the pool of Mortgage Loans delivered to the Trust on the Closing Date will vary materially from the characteristics of the Sample Pool. The aggregate principal balance of the Mortgage Loans, as of the respective Cut-off dates for such Mortgage Loans, delivered to the Trust on the Closing Date will be not less than approximately $487,500,000. See the attached collateral descriptions for additional information.

Pre-Funded Amount:	A deposit of no more than approximately $162,500,000 (the initial "***Pre-Funded Amount***") will be made to a pre-funding account (the "***Pre-Funding Account***") on the Closing Date. From the Closing Date through and including November 30, 2002 (the "***Funding Period***"), the Pre-Funded Amount will be used to purchase subsequent Mortgage Loans (the "***Subsequent Mortgage Loans***") which, when combined with the pool of Mortgage Loans delivered to the Trust on the Closing Date, are expected to have similar characteristics as the Mortgage Loans in the Sample Pool, as of the Sample Pool Calculation Date. It is expected that, after giving effect to the purchase of Subsequent Mortgage Loans during the Funding Period, the Mortgage Loans will be comprised of approximately $650,000,000 of fixed rate, closed-end, second lien Mortgage Loans. Any portion of the Pre-Funded Amount remaining on the last day of the Funding Period will be distributed as principal on the Certificates on the immediately following Distribution Date.

<u>The Certificates</u>

Description of Certificates:	The Trust will issue the Class A-1, Class A-2, Class A-3, Class A-4, Class A-5 (together, the ***"Class A Certificates"***), Class A-IO, Class A-R, Class M-1 and Class M-2 Certificates (collectively, the ***"Certificates"***). The Class A, Class A-IO and Class A-R Certificates may sometimes be referred to herein as the ***"Senior Certificates."*** The Class M-1 and Class M-2 Certificates may sometimes be referred to herein as the ***"Subordinate Certificates."***
Non-Offered Certificates:	The "***Non-Offered Certificates***" consist of the Class A-IO and Class A-R Certificates, which may be offered in the future.
Federal Tax Status:	It is anticipated that the Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg or Euroclear.
ERISA Eligibility:	The Certificates are expected to be ERISA eligible. Prospective investors must review the related prospectus and prospectus supplement and consult with their professional advisors for a more detailed description of these matters prior to investing in the Certificates.
SMMEA Treatment:	The Certificates are <u>not</u> expected to constitute "mortgage related securities" for purposes of SMMEA.
Pass-Through Rate:	The "***Pass-Through Rate***" on each Class of Certificates (other than the Class A-IO Certificates) will be equal to the lesser of (a) (i) the fixed rate for each Class other than the Class A-1 Certificates, subject to a step up in coupon to the extent provided below, or (ii) in the case of the Class A-1 Certificates, one-month LIBOR plus the margin for such Class, and (b) the Net Rate Cap.

The Pass-Through Rate on the Class A-IO Certificates will be equal to the excess of (a) the weighted average Net Mortgage Rates of the Mortgage Loans over (b) the weighted average of the Pass-Through Rates of the Certificates (other than the Class A-IO Certificates), adjusted to an effective rate reflecting the calculation of interest on the basis of a 360-day year that consists of twelve 30-day months.

Net Rate Cap: The "***Net Rate Cap***" is equal to the weighted average Net Mortgage Rate of the Mortgage Loans, adjusted in the case of the Class A-1 Certificates to an effective rate for the related accrual period reflecting the calculation of interest on the basis of the actual number of days elapsed during such period and a 360-day year.

Net Mortgage Rate: The "***Net Mortgage Rate***" for each Mortgage Loan is equal to the gross mortgage rate of the such Mortgage Loan less the sum of (a) the servicing fee rate, (b) the trustee fee rate, and (c) the Old Republic Policy premium rate.

Basis Risk Carryforward: On any Payment Date on which the amount of interest received by any Class of Certificates (other than the Class A-IO Certificates) is determined in accordance with clause (b) of the definition of Pass-Through Rate, the excess of: (a) the amount of interest that would have accrued on the Certificates during the related Interest Accrual Period had the rate not been so limited, over (b) the amount of interest accrued on the Certificates during such period at the Net Rate Cap, and the aggregate of any such shortfalls from previous Distribution Dates, together with accrued interest thereon (at the then applicable Pass-Through Rate for such class of Certificates), will be paid on subsequent Distribution Dates to the extent of funds otherwise payable as interest on the Class A-IO Certificates on such Distribution Date.

Optional Termination: The terms of the transaction allow for a clean-up call (the "***Clean-up Call***") which, subject to any restrictions set forth in the transaction documents, may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the sum of (a) the aggregate principal balance as of the Cut-off Date of the Mortgage Loans included in the pool on the Closing Date and (b) the Pre-Funded Amount deposited to the Pre-Funding Account on the Closing Date.

Step-up Coupon (after Optional Termination): After the earliest date on which the Clean-up Call may be exercised (the "Clean-up Call Date"), the fixed Pass-Through Rates on the Class A-3, Class A-4 and Class A-5 Certificates will each increase by 0.50%.

Advances: The Master Servicer will make cash advances with respect to delinquent payments of principal and interest on the Mortgage Loans to the extent that the Master Servicer reasonably believes that such cash advances will be recoverable from future payments on the related Mortgage Loans.

Priority of Distributions: Available funds from the Mortgage Loans will be distributed as follows:

1. Interest Funds. Interest funds will be distributed as follows: monthly interest, to the Senior Certificates, *pro rata* based on their respective interest distribution amounts; then, monthly interest sequentially to the Class M-1 Certificates and the Class M-2 Certificates, in that order.
2. Principal Funds. Principal funds will be distributed as follows: monthly principal to the Class A Certificates as described under "Principal Paydown," then monthly principal to the Class M-1 Certificates as described under "Principal Paydown," and, finally, monthly principal to the Class M-2 Certificates as described under "Principal Paydown."

Principal Paydown:

Prior to the Stepdown Date, or if a Trigger Event is in effect on such Distribution Date, 100% of principal will be paid to the Class A Certificates (as described under "Class A Principal Distribution" below), provided, however if the Class A Certificates have been retired, principal will be applied sequentially first to the Class M-1 Certificates and then to the Class M-2 Certificates. As used herein, ***"Stepdown Date"*** shall refer to the later of (a) the Distribution Date occurring in October 2005 or (b) the first date on which the Subordination provided by the Subordinate Certificates has doubled.

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Distribution Date, all Certificates (other than the Class A-IO Certificates) will be entitled to receive payments of principal in the following order of priority: first to the Class A Certificates (as described under "Class A Principal Distribution" below) such that the Class A Certificates will have 12.50% Subordination, second to the Class M-1 Certificates such that the Class M-1 Certificates will have 2.00% Subordination and last any remaining principal to the Class M-2 Certificates.

Class A Principal Distribution:

Unless the Subordination provided by the Class M-1 and Class M-2 Certificates has been reduced to zero, principal will be distributed to the Class A Certificates in the following order of priority:

1. To the Class A-5 Certificates, their pro-rata share of the principal collections allocable to the Class A Certificates for that period multiplied by the Lockout Percentage described below:

Month	Lockout Percentage
1 – 36	0%
37 – 60	45%
61 – 72	80%
73 – 84	100%
85 and after	300%

2. Sequentially to the Class A-1, Class A-2, Class A-3, Class A-4 and Class A-5 Certificates until their respective principal balances are reduced to zero.

If the balance of the Class A Certificates is in excess of the stated principal balances of the Mortgage Loans, principal will be distributed pro rata among the Class A Certificates.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Certificates, as the case may be:

Class	S&P/ Moody's	Credit Enhancement (at Issuance) (1)
Class A	AAA/Aaa	21.50%
Class M-1	AA/Aa2	16.25%
Class M-2	A/A2	15.25%

(1) Includes: Subordination (if applicable), Pool Policy coverage and the Countywide Contractual Obligation.

1. Pool Policy. A private insurance policy insuring the Certificates against losses of up to approximately $82,875,000 (i.e., 12.75% of the aggregate original Certificate balance of the Certificates), subject to certain carveouts, will be issued by Old Republic Insurance Company for the benefit of the Certificates (the ***"Old Republic Policy"***). The Old Republic Policy will be available with respect to the Certificates to make payments to the extent of any losses net of coverage exclusions (***"Excluded Amounts"***), up to the amount remaining under the Old Republic Policy. The amount of coverage under the Old Republic Policy will be decreased (and will not be replenished) on each Distribution Date to the extent of any payments made by Old Republic under the Old Republic Policy.

2. Reimbursement of Certain Losses by the Seller. A contractual obligation in the amount of approximately $16,250,000 (i.e., 250% of the aggregate original Certificate balance of the Certificates) will be made by Countrywide for the benefit of the Certificates (the ***"Countrywide Contractual Obligation"***). The Countrywide Contractual Obligation will be available with respect to the Certificates to make payments in respect of Excluded Amounts and including losses in excess of the coverage amount, up to the amount remaining under the Countrywide Contractual Obligation. The amount of the Countrywide Contractual Obligation will be decreased (and will not be replenished) on each Distribution Date to the extent of any payments made by Countrywide under the Countrywide Contractual Obligation.

3. Subordination. The Class M-2 Certificates will be subordinate to, and provide credit support for, the Senior Certificates and the Class M-1 Certificates. The Class M-1 Certificates will be subordinate to, and provide additional credit support for, the Senior Certificates.

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto and allocated to principal may be less than the principal balance of such Mortgage Loan. In such a case, the amount of such insufficiency will be a ***"Realized Loss."*** Realized Losses will, in effect, be absorbed first by the Pool Policy (or, if the Realized Loss is an Excluded Amount, by the Countrywide Contractual Obligation), then by the Countrywide Contractual Obligation. Following the reduction of any amount available under the Countrywide Contractual Obligation and the Pool policy to zero, all allocable Realized Losses will be applied first to the Class M-2 Certificates and then to the Class M-1 Certificates. Any Realized Losses allocated to the foregoing Subordinate Certificates will not bear interest and will not be reimbursed.

[Yield and Discount Margin Sensitivity Tables and Collateral Tables to follow]

Yield and Discount Margin Sensitivity Tables

Class A-1 (Call)

Initial Coupon: [1.990]%

CPR %	0.00	20.00	25.00	30.00	35.00	40.00	45.00
DM @ 100-00 (bps) (Actual /360)	17	17	17	17	17	17	17
WAL (yr)	10.16	1.54	1.22	1.00	0.84	0.72	0.62
MDUR (yr)	9.06	1.51	1.20	0.99	0.83	0.71	0.62
First Prin Pay	2-Oct	2-Oct	2-Oct	2-Oct	2-Oct	2-Oct	2-Oct
Last Prin Pay	17-Jun	6-May	5-Jul	5-Jan	4-Aug	4-May	4-Feb

Class A-1 (Maturity)

Initial Coupon: [1.990]%

CPR %	0.00	20.00	25.00	30.00	35.00	40.00	45.00
DM @ 100-00 (bps) (Actual /360)	17	17	17	17	17	17	17
WAL (yr)	10.16	1.54	1.22	1.00	0.84	0.72	0.62
MDUR (yr)	9.06	1.51	1.20	0.99	0.83	0.71	0.62
First Prin Pay	2-Oct	2-Oct	2-Oct	2-Oct	2-Oct	2-Oct	2-Oct
Last Prin Pay	17-Jun	6-May	5-Jul	5-Jan	4-Aug	4-May	4-Feb

Class A-2 (Call)

Coupon: [3.719]%

CPR %	0.00	20.00	25.00	30.00	35.00	40.00	45.00
Yield @ 100-00 (30/360)	3.73	3.69	3.68	3.66	3.64	3.62	3.60
WAL (yr)	14.74	5.05	3.83	3.00	2.41	2.05	1.76
MDUR (yr)	11.16	4.51	3.50	2.79	2.26	1.94	1.68
First Prin Pay	17-Jun	6-May	5-Jul	5-Jan	4-Aug	4-May	4-Feb
Last Prin Pay	17-Jun	10-Mar	7-Dec	6-Oct	5-Sep	5-Apr	4-Nov

Class A-2 (Maturity)

Coupon: [3.719]%

CPR %	0.00	20.00	25.00	30.00	35.00	40.00	45.00
Yield @ 100-00 (30/360)	3.73	3.69	3.68	3.66	3.64	3.62	3.60
WAL (yr)	14.74	5.05	3.83	3.00	2.41	2.05	1.76
MDUR (yr)	11.16	4.51	3.50	2.79	2.26	1.94	1.68
First Prin Pay	17-Jun	6-May	5-Jul	5-Jan	4-Aug	4-May	4-Feb
Last Prin Pay	17-Jun	10-Mar	7-Dec	6-Oct	5-Sep	5-Apr	4-Nov

Class A-3 (Call)

Coupon: [4.636]%

CPR %	0.00	20.00	25.00	30.00	35.00	40.00	45.00
Yield @ 100-00 (30/360)	4.65	4.64	4.62	4.61	4.59	4.57	4.54
WAL (yr)	14.74	8.86	6.50	5.00	3.91	2.94	2.44
MDUR (yr)	10.46	7.11	5.48	4.36	3.50	2.69	2.26
First Prin Pay	17-Jun	10-Mar	7-Dec	6-Oct	5-Sep	5-Apr	4-Nov
Last Prin Pay	17-Jun	11-Oct	10-Jan	8-Oct	7-Jul	6-Jun	5-Jun

Class A-3 (Maturity)

Coupon: [4.636]%

CPR %	0.00	20.00	25.00	30.00	35.00	40.00	45.00
Yield @ 100-00 (30/360)	4.65	4.69	4.67	4.61	4.59	4.57	4.54
WAL (yr)	14.74	10.17	7.27	5.04	3.91	2.94	2.44
MDUR (yr)	10.46	7.91	6.00	4.39	3.50	2.69	2.26
First Prin Pay	17-Jun	10-Mar	7-Dec	6-Oct	5-Sep	5-Apr	4-Nov
Last Prin Pay	17-Jun	15-Dec	13-Jul	9-Jun	7-Jul	6-Jun	5-Jun

Class A-4 (to call)

Coupon: [5.238]%

CPR %	0.00	20.00	25.00	30.00	35.00	40.00	45.00
Yield @ 100-00 (30/360)	5.26	5.25	5.24	5.23	5.21	5.20	5.16
WAL (yr)	14.74	9.07	7.32	6.07	5.03	4.11	2.84
MDUR (yr)	10.04	7.05	5.94	5.08	4.32	3.61	2.58
First Prin Pay	17-Jun	11-Oct	10-Jan	8-Oct	7-Jul	6-Jun	5-Jun
Last Prin Pay	17-Jun	11-Oct	10-Jan	8-Oct	7-Oct	7-Jan	5-Sep

Class A-4 (to maturity)

Coupon: [5.238]%

CPR %	0.00	20.00	25.00	30.00	35.00	40.00	45.00
Yield @ 100-00 (30/360)	5.28	5.41	5.44	5.44	5.34	5.20	5.16
WAL (yr)	15.92	14.46	12.97	10.89	6.80	4.15	2.84
MDUR (yr)	10.47	9.89	9.14	8.01	5.45	3.64	2.58
First Prin Pay	17-Jun	15-Dec	13-Jul	9-Jun	7-Jul	6-Jun	5-Jun
Last Prin Pay	32-May	32-May	32-May	32-May	31-May	7-Apr	5-Sep

Class A-5 (to call)

Coupon: [4.689]%

CPR %	0.00	20.00	25.00	30.00	35.00	40.00	45.00
Yield @ 100-00 (30/360)	4.70	4.68	4.67	4.67	4.66	4.65	4.64
WAL (yr)	10.76	6.63	6.10	5.44	4.80	4.24	3.69
MDUR (yr)	8.16	5.53	5.16	4.68	4.20	3.76	3.31
First Prin Pay	5-Oct	5-Oct	5-Nov	5-Dec	6-Jan	6-Mar	5-Sep
Last Prin Pay	17-Jun	11-Oct	10-Jan	8-Oct	7-Oct	7-Jan	6-Jun

Class A-5 (to maturity)

Coupon: [4.689]%

CPR %	0.00	20.00	25.00	30.00	35.00	40.00	45.00
Yield @ 100-00 (30/360)	4.70	4.69	4.70	4.73	4.77	4.79	4.79
WAL (yr)	10.76	6.74	6.44	6.26	6.20	5.85	5.08
MDUR (yr)	8.16	5.60	5.39	5.26	5.21	4.95	4.38
First Prin Pay	5-Oct	5-Oct	5-Nov	5-Dec	6-Jan	6-Mar	5-Sep
Last Prin Pay	17-Jun	17-Jun	17-Jun	17-Jun	17-Jun	32-May	32-May

Class M-1 (to call)

Coupon: [4.900]%

CPR %	0.00	20.00	25.00	30.00	35.00	40.00	45.00
Yield @ 100-00 (30/360)	4.92	4.89	4.87	4.86	4.85	4.85	4.84
WAL (yr)	14.74	6.01	4.91	4.23	3.80	3.55	3.43
MDUR (yr)	10.27	5.01	4.22	3.71	3.38	3.18	3.09
First Prin Pay	17-May	5-Oct	5-Oct	5-Oct	5-Oct	5-Oct	5-Oct
Last Prin Pay	17-Jun	11-Oct	10-Jan	8-Oct	7-Oct	7-Jan	6-Jun

Class M-1 (to maturity)

Coupon: [4.900]%

CPR %	0.00	20.00	25.00	30.00	35.00	40.00	45.00
Yield @ 100-00 (30/360)	4.92	4.89	4.88	4.87	4.86	4.86	4.85
WAL (yr)	14.81	6.57	5.45	4.71	4.23	3.92	3.75
MDUR (yr)	10.30	5.33	4.55	4.03	3.68	3.45	3.33
First Prin Pay	17-May	5-Oct	5-Oct	5-Oct	5-Oct	5-Oct	5-Oct
Last Prin Pay	32-May	32-May	32-May	32-May	32-May	32-May	32-May

Class M-2 (to call)

Coupon: [5.391]%

CPR %	0.00	20.00	25.00	30.00	35.00	40.00	45.00
Yield @ 100-00 (30/360)	5.42	5.38	5.37	5.35	5.34	5.33	5.33
WAL (yr)	14.74	6.01	4.90	4.20	3.73	3.43	3.24
MDUR (yr)	9.93	4.92	4.15	3.64	3.29	3.05	2.90
First Prin Pay	17-May	5-Oct	5-Oct	5-Oct	5-Oct	5-Oct	5-Oct
Last Prin Pay	17-Jun	11-Oct	10-Jan	8-Oct	7-Oct	7-Jan	6-Jun

Class M-2 (to maturity)

Coupon: [5.391]%

CPR %	0.00	20.00	25.00	30.00	35.00	40.00	45.00
Yield @ 100-00 (30/360)	5.42	5.38	5.37	5.36	5.35	5.34	5.34
WAL (yr)	14.81	6.57	5.44	4.68	4.16	3.80	3.55
MDUR (yr)	9.96	5.23	4.47	3.94	3.57	3.31	3.13
First Prin Pay	17-May	5-Oct	5-Oct	5-Oct	5-Oct	5-Oct	5-Oct
Last Prin Pay	32-May	32-May	32-May	32-May	32-May	32-May	32-May

[Collateral Tables to follow]

Fixed Rate Mortgage Loans (Statistical Pool)

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

			Range
Total Number of Loans		8,916	
Total Outstanding Balance		$302,310,351	
Average Loan Balance		$33,906	
WA Mortgage Rate		8.811%	6.000% to 14.050%
WA Original Term (months)		180	60 to 360
WA Remaining Term (months)		177	7 to 359
WA CLTV		90.58%	
WA FICO		717	
	1st Liens	0.00%	
Secured by (% of pool)	2nd Liens	100.00%	
Prepayment Penalty at Loan Orig (% of all loans)		6.09%	

Top 5 States		Top 5 Prop		Doc Types		Occ Codes	
CA	27.27%	SFD	61.53%	ALT DOC	46.51%	OWNER OCC	99.31%
TX	12.99%	PUD	31.18%	FULL DOC	40.69%	2nd/Vaca	0.38%
VA	7.61%	CONDO	6.43%	SUPERSTREAML	5.86%	NON-OWNER OC	0.31%
GA	6.21%	2-4 FAM	0.85%	STREAMLINE	3.52%		
MD	5.15%			REDUCED	3.41%		

Fixed Rate Mortgage Loans (Statistical Pool)

Loan Programs

Loan Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
5Yr Fixed	1	$34,068	0.01
10Yr Fixed	220	$5,788,592	1.91
30/15 Fixed Balloon	4991	$185,100,902	61.23
15Yr Fixed	3642	$108,739,898	35.97
20Yr Fixed	31	$1,357,807	0.45
25Yr Fixed	1	$75,572	0.02
30Yr Fixed	30	$1,213,512	0.40
	8916	**$302,310,351**	**100.00**

Range of Current Balance

Current Balance Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$ 0.01 to $ 25,000	3560	$64,138,521	21.22
$ 25,000.01 to $ 50,000	3992	$140,823,464	46.58
$ 50,000.01 to $ 75,000	972	$58,500,204	19.35
$ 75,000.01 to $ 100,000	287	$24,877,442	8.23
$ 100,000.01 to $ 150,000	90	$11,367,126	3.76
$ 150,000.01 to $ 200,000	15	$2,603,596	0.86
	8916	**$302,310,351**	**100.00**

Current Gross Coupon

Current Rate Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
6.000 - 6.499	20	$1,166,557	0.39
6.500 - 6.999	120	$5,431,504	1.80
7.000 - 7.499	206	$8,698,026	2.88
7.500 - 7.999	867	$24,990,587	8.27
8.000 - 8.499	1847	$58,609,992	19.39
8.500 - 8.999	2475	$84,537,830	27.96
9.000 - 9.499	1588	$54,181,286	17.92
9.500 - 9.999	1028	$37,301,791	12.34
10.000 - 10.499	363	$12,958,373	4.29
10.500 - 10.999	204	$7,530,962	2.49
11.000 - 11.499	85	$2,872,789	0.95
11.500 - 11.999	62	$2,236,177	0.74
12.000 - 12.499	31	$1,042,540	0.34
12.500 - 12.999	16	$504,173	0.17
13.000 - 13.499	1	$31,917	0.01
13.500 - 13.999	2	$204,750	0.07
14.000 - 14.499	1	$11,098	0.00
	8916	**$302,310,351**	**100.00**

Fixed Rate Mortgage Loans (Statistical Pool)

Months Remaining to Maturity

Maturity Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1 - 120	383	$9,365,826	3.10
121 - 180	8470	$290,269,935	96.02
181 - 240	32	$1,385,506	0.46
241 - 300	1	$75,572	0.02
301 - 360	30	$1,213,512	0.40
	8916	**$302,310,351**	**100.00**

Combined Loan-to-Value Ratios

LTV Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.01 - 50.00	67	$2,764,772	0.91
50.01 - 55.00	41	$1,463,283	0.48
55.01 - 60.00	56	$2,444,709	0.81
60.01 - 65.00	51	$2,234,142	0.74
65.01 - 70.00	104	$5,279,739	1.75
70.01 - 75.00	131	$5,077,980	1.68
75.01 - 80.00	293	$12,783,009	4.23
80.01 - 85.00	447	$12,909,602	4.27
85.01 - 90.00	3086	$90,636,650	29.98
90.01 - 95.00	3012	$105,468,052	34.89
95.01 - 100.00	1627	$61,221,414	20.25
100.01 - 105.00	1	$27,000	0.01
	8916	**$302,310,351**	**100.00**

Geographic Distribution

State Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
AL	95	$2,599,019	0.86
AK	9	$327,845	0.11
AZ	228	$7,157,392	2.37
AR	1	$14,952	0.00
CA	1929	$82,450,591	27.27
CO	295	$10,752,721	3.56
CT	39	$1,333,859	0.44
DE	19	$474,585	0.16
DC	18	$750,458	0.25
FL	279	$8,830,429	2.92
GA	536	$18,763,089	6.21
HI	70	$3,744,092	1.24
ID	55	$1,327,624	0.44
IL	262	$8,024,032	2.65
IN	72	$1,958,030	0.65
IA	34	$819,529	0.27
KY	37	$983,326	0.33
LA	26	$737,595	0.24

Fixed Rate Mortgage Loans (Statistical Pool)

Geographic Distribution

State Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
ME	14	$578,649	0.19
MD	415	$15,581,222	5.15
MA	143	$5,235,429	1.73
MI	188	$5,604,516	1.85
MN	103	$3,408,568	1.13
MS	15	$367,752	0.12
MO	94	$2,477,235	0.82
MT	21	$611,756	0.20
NE	29	$673,914	0.22
NV	111	$3,732,199	1.23
NH	25	$816,366	0.27
NJ	130	$4,660,057	1.54
NM	57	$1,690,851	0.56
NY	121	$5,033,143	1.66
NC	97	$2,756,726	0.91
ND	2	$56,460	0.02
OH	167	$4,451,676	1.47
OK	72	$1,752,542	0.58
OR	233	$6,424,155	2.13
PA	188	$4,885,214	1.62
RI	13	$476,321	0.16
SC	23	$609,051	0.20
TN	61	$1,639,377	0.54
TX	1539	$39,265,700	12.99
UT	108	$3,012,176	1.00
VT	5	$177,818	0.06
VA	556	$23,008,641	7.61
WA	287	$9,916,671	3.28
WV	20	$481,625	0.16
WI	71	$1,775,607	0.59
WY	4	$99,767	0.03
	8916	**$302,310,351**	**100.00**

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
Greater than 620	8904	$301,865,139	99.85
601 - 620	12	$445,213	0.15
	8916	**$302,310,351**	**100.00**

Property Type

Property Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
SFD	5535	$186,022,101	61.53
PUD	2684	$94,265,978	31.18

Fixed Rate Mortgage Loans (Statistical Pool)

Property Type

Property Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
CONDO	639	$19,445,998	6.43
2-4 FAM	58	$2,576,274	0.85
	8916	***$302,310,351***	***100.00***

Occupancy

Occupancy Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
OWNER OCC	8842	$300,211,053	99.31
2nd/Vaca	46	$1,157,700	0.38
NON-OWNER OCC	28	$941,599	0.31
	8916	**$302,310,351**	**100.00**

Document Type

Document Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
ALT DOC	4218	$140,607,436	46.51
FULL DOC	3388	$123,006,079	40.69
SUPERSTREAMLINE	775	$17,718,198	5.86
STREAMLINE	323	$10,633,053	3.52
REDUCED	211	$10,316,802	3.41
NORATIO	1	$28,783	0.01
	8916	**$302,310,351**	**100.00**

Delinquency Status

Delinquency Status Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
Current	8916	$302,310,351	100.00
	8916	**$302,310,351**	**100.00**

Origination Year

OrigYear Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1996	84	$1,873,747	0.62
1997	72	$1,486,924	0.49
1999	2	$165,059	0.05
2000	3	$82,635	0.03
2001	319	$11,203,902	3.71
2002	8436	$287,498,085	95.10
	8916	**$302,310,351**	**100.00**